UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐               No ☒

EXPLANATORY NOTE

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Notice of the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. and Proxy Statement for the Meeting, each dated May 17, 2018.

2.	Proxy card for use in connection with the Meeting.

Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: May 17, 2018	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Proxy Statement for the Annual General Meeting of shareholders of the Company, each dated May 17, 2018.

99.2	Proxy card for the Annual General Meeting of shareholders scheduled to be held on June 21, 2018.

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